UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            WORKFLOW MANAGEMENT, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98137N109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                WF HOLDINGS, INC.
                               C/O PERSEUS, L.L.C.
                             2099 PENNSYLVANIA, N.W.
                             WASHINGTON, D.C. 20006
                             ATTN: CHARLES C. MOORE
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             CHARLES M. MODLIN, ESQ.
                     MORRISON COHEN SINGER & WEINSTEIN, LLP
                              750 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022


                                 MARCH 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
CUSIP No. 98137N109                  13D           Page 2 of 7 Pages
-----------------------------                      -----------------------------


=========== ====================================================================

    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WF Holdings, Inc.
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]

                                                                        (b) [ ]
---------- ---------------------------------------------------------------------

    3       SEC USE ONLY


----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS

                     N/A
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                              [ ]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
----------- --------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0
                                          --------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  1,466,857
                                          --------------------------------------
                 EACH                     9     SOLE DISPOSITIVE POWER

              REPORTING                                 0
                                          --------------------------------------
               PERSON                     10    SHARED DISPOSITIVE POWER

                WITH                                    0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,466,857
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.9%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

         ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the "COMMON STOCK"), of Workflow Management, Inc., a Delaware corporation (the "ISSUER"). The address of the principal executive offices of the Issuer is 240 Royal Palm Way, Palm Beach, Florida 33480.

         ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being filed by WF Holdings, Inc., a Delaware corporation ("WF" or the "REPORTING PERSON"). The principal offices of WF are located at c/o Perseus, L.L.C., 2099 Pennsylvania, N.W., Washington, D.C. 20006. The name, address, present principal occupation or employment, and citizenship of each director and executive officer of WF, each person controlling WF and each director and executive officer of such controlling persons are set forth on
SCHEDULE 1 hereto and are incorporated herein by reference.

         During the past five years, neither WF nor, to the knowledge of WF, any of the persons or entities listed on SCHEDULE 1 hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

         ITEM 4.      PURPOSE OF TRANSACTION.

         WF, WFM Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WF ("WFM"), and the Issuer have entered into an Agreement and Plan of Merger, as amended, dated as of January 30, 2004 (the "Merger Agreement"), pursuant to which (a) WFM will be merged with and into the Issuer (the "Merger"), and (b) each share of Common Stock will be converted into the right to receive $5.375 per share in cash. If the Merger is consummated, WF will become the sole stockholder of the Issuer and, as a result, the Common Stock will cease to be quoted on the NASDAQ/NMS and will no longer be registered pursuant to Section 12 of the Exchange Act. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement which is attached as EXHIBIT 1 to this statement.

         On March 29, 2004, WF and each of Springhouse Capital, LP, Springhouse Capital LLC and Brian Gaines (collectively, "Springhouse") entered into a Voting Agreement and Irrevocable Proxy with WF (the "Voting Agreement") pursuant to which Springhouse agreed to vote all of their Common Stock in favor of the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement which is attached as EXHIBIT 2 to this statement.

         Except as set forth in this Schedule 13D, as of the date hereof, neither the Reporting Person nor any of the entities or persons listed on
SCHEDULE 1 has any plan or proposal that relates to or would result in any of the events in paragraph (a) - (j) inclusive of Item 4 of Schedule 13D.

         Notwithstanding the foregoing, each of the Reporting Person and the entities or persons listed on SCHEDULE 1 reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, by virtue of the Voting Agreement, the Reporting Person may be deemed to beneficially own an aggregate of 1,466,857 shares of Common Stock, or approximately 10.9% of the Common Stock outstanding. Notwithstanding the foregoing, each of the Reporting Person and the entities or persons listed on SCHEDULE 1, expressly disclaims that the filing of this Schedule 13D shall not be construed as an admission that such entities or persons are the beneficial owners of any of the shares of Common Stock covered by this Schedule 13D.

         (b) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

         (c) To the knowledge of the Reporting Person, only Springhouse has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (d)      Inapplicable.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements, and the transactions contemplated thereby, described in this Schedule 13D, which agreements are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any of the other entities or persons listed on
SCHEDULE 1 attached hereto, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Agreement and Plan of Merger, as amended, dated January 30,
                     2004, among WF Holdings, Inc., WFM Acquisition Sub, Inc. and Workflow Management, Inc.

         Exhibit 2 - Voting  Agreement and  Irrevocable  Proxy,  dated March 29,
                     2004, among WF Holdings, Inc. and Springhouse.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    April 8, 2004

                                           WF HOLDINGS, INC.

                                           By: /s/ CHARLES C. MOORE
                                               -----------------------------
                                           Name: Charles C. Moore
                                           Its: Secretary

                                   SCHEDULE 1

1. WF Holdings, Inc.

         Place of Organization:    Delaware

         Directors:

                  Ray E. Newton*
                  Greg C. Mosher*
                  Charles C. Moore*

         Executive Officers:

                  Ray E. Newton
                  Greg C. Mosher
                  Charles C. Moore

         * The listed individual is a citizen of the United States.

         Business Address for WF Holdings, Inc., its directors and officers is as follows:

                  c/o Perseus, L.L.C.
                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

2. Perseus Market Opportunity Fund, L.P.

         Relationship: Perseus Market Opportunity Fund, L.P. is the sole stockholder of WF Holdings, Inc.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization:    Delaware

3. Perseus Market Opportunity Fund, L.L.C.

         Relationship: Perseus Market Opportunity Fund, L.L.C. is the general partner of Perseus Market Opportunity Fund, L.P.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization:    Delaware

4. Perseus, L.L.C.

         Relationship: Perseus, L.L.C. indirectly manages Perseus Market Opportunity Fund, L.P.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization:    Delaware

5. Frank H. Pearl

         Relationship:  Frank H. Pearl is the Chairman of Perseus, L.L.C.

         Business Address:

                  c/o Perseus, L.L.C.
                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Citizenship:  United States